

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549**

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 17, 2006

<u>**Via U.S. Mail and Fax (865) 437-2620**</u>
Michael C. Crabtree
President and Chief Financial Officer
IdleAire Technologies Corporation
410 N. Cedar Bluff Road, Suite 200
Knoxville, TN 37923

        **RE:    IdleAire Technologies Corporation**
                    **Form 10-SB/A for the fiscal year ended December 31, 2005**
                    **Filed July 31, 2006**

                    **File No. 0-51966**

Dear Mr. Crabtree:

       We have completed our review of your Form 10-SB and related filings and do not, at this time, have any further comments.

                          Sincerely,


                          Larry Spirgel
                          Assistant Director